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                              August 2, 2023

       Jiandong (Peter) Xu
       President
       Denali SPAC Holdco, Inc.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: Denali SPAC Holdco,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 13, 2023
                                                            File No. 333-270917

       Dear Jiandong (Peter) Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2023 letter.

       Amendment No. 2 to the Registration Statement on Form S-4

       Cover Page

   1. We note your response to prior comment 2. You state here that Holdco's common stock is expected to be listed
on Nasdaq. Please revise to clarify whether it is a condition to closing that Holdco's
common stock is listed on Nasdaq.
       Interests of Denali's Directors and Executive Officers in the Business Combination, page 16

   2. We note your response to prior comment 4 and your disclosure that "in consideration of the interests" the
Denali Board and officers engaged an independent investment bank to provide a fairness
opinion "of the Merger Consideration to Denali and its unaffiliated ordinary shareholders
from a financial point of view." Please revise to also clarify how the
 Jiandong (Peter) Xu
Denali SPAC Holdco, Inc.
August 2, 2023
Page 2
         board considered those conflicts in negotiating and recommending the business combination.
Risk Factors
The Business Combination is subject to the satisfaction or waiver of certain conditions, which may not be satisfied or waived on a timely, page 31

3. We note your response to comment 2 and reissue the comment in part. We note your revised disclosure on pages xvi, 6 and 101. Please also make corresponding revisions to your risk factor disclosure here.
Background of the Business Combination, page 130

4. We note your response to comment 9 and your revised disclosure on pages 130 and 131 discussing that the initial financial projections for Longevity included a fourth entity that was later agreed to be excluded from the business combination. We also note that in the initial C&E Agreements with Cerevast, Aegeria and Novokera filed as Exhibits 2.3, 2.5 and 2.7, respectively, there are references to a fourth C&E Agreement that was simultaneously entered into between Longevity and Wicab Technology (Beijing) Co., Ltd
         (   Wicab China   ), a Chinese limited liability company. Please
revise your disclosure in the
         Background section to clarify whether Longevity also entered into a C&E Agreement with
         Wicab China and when such agreement was terminated. Please discuss whether at the time you focused your search on Longevity in October 2022, Longevity planned to acquire four entities, including Wicab China, and then discuss when and on what basis the decision was made by Denali and Longevity to exclude Wicab China from the business combination.
5. We note your response to comment 6 and your revised disclosure on page 134 stating that "[o]n June 21, 2023, Longevity engaged Maxim Group LLC to act as placement agent for a potential PIPE transaction" and that "Maxim is engaged in initial diligence as of the date of this filing." With respect to the potential PIPE transaction, please update your disclosures throughout and disclose all material terms of any placement agent agreement or other agreement you have in place with the Maxim Group LLC, and file the agreement as an exhibit to the registration statement or, alternatively, provide your analysis supporting your belief that such filing is not required. Refer to Item 601(b)(10) of
         Regulation S-K.
6. We note risk factor disclosure on page 31 noting that at the time of this filing, there is no commitment for the proposed additional financing from the PIPE Investment and there is
FirstName LastNameJiandong (Peter) Xu
       no assurance that Holdco will enter into subscriptions for the PIPE Investment on the
Comapany    NameDenali
       described terms orSPAC
                           at all.Holdco, Inc. or provide us analysis
explaining why including
                                   Please update
Augustthe  current
        2, 2023    disclosures
                Page  2         regarding a potential PIPE Investment is
appropriate.
FirstName LastName
 Jiandong (Peter) Xu
FirstName  LastNameJiandong (Peter) Xu
Denali SPAC  Holdco, Inc.
Comapany
August     NameDenali SPAC Holdco, Inc.
       2, 2023
August
Page 3 2, 2023 Page 3
FirstName LastName
Projected Financial Information, page 135

7. We note your response to comment 10 and reissue the comment in part. We also note your disclosure that you believed the ten-year time period provides an analysis of the potential performance of each product candidate "assuming its approval by the FDA." Please revise your disclosure to address the reasonableness of ten-year projections for revenues related to products which are currently in clinical stage and have not yet received FDA approval.
8. We note your response to comment 11 and reissue the comment in part. Please expand your disclosures to provide additional information surrounding the material assumptions and estimates underlying the financial projections to provide investors with sufficient information to evaluate the projected financial information. Please address the following:

                For each product candidate, disclose the underlying projections. Identify the specific projected market adoption rates in each sales territory to help provide additional insight into the range in these rates underlying the revenue projections. Explain how the market adoption rates in each territory were determined.
                For each product candidate, disclose the basis for the number of treatable cases.
                Disclose whether management considered obtaining updated projections.
Denali Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 191

9. We note your disclosure here that on July 11, 2023, you issued a new convertible promissory note in the total principal amount of $825,000 to FutureTech Capital. Please revise your disclosure throughout the registration statement, as appropriate, such as in the ownership table on page 12 or in your disclosure on page 20, to reflect the issuance of this additional convertible promissory note. Please also update the schedule of promissory notes in Exhibit 10.17 to reflect this promissory note.
Information About Longevity
Target Acquisitions, page 205

10.      We note your revised disclosure here that    [t]he consummation of
each Target Acquisition
         is conditioned upon the satisfaction or waiver of certain closing conditions including amongst other items, (i) the closing of each of the other Target Acquisitions and (ii) the closing of a business combination with a valuation of not less than $128 million and
         minimum cash at closing of $30 million.    Please clarify whether and
by whom each of
         these identified closing conditions may be waived. Please also revise your risk factors to discuss any risks related to waiver of these conditions such as risks related to waiver of the condition that the consummation of each Target Acquisition is condition on the closing of each of the other Target Acquisitions.
 Jiandong (Peter) Xu
FirstName  LastNameJiandong (Peter) Xu
Denali SPAC  Holdco, Inc.
Comapany
August     NameDenali SPAC Holdco, Inc.
       2, 2023
August
Page 4 2, 2023 Page 4
FirstName LastName
General

11. We note your response to comment 16 and your revised disclosure stating that
         Mr. Yuquan Wang is a Chinese national. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please include a separate
         Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong
         Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate
         Enforceability of Civil Liabilities section.
12. Please revise the cover page of your proxy statement/prospectus to clearly disclose the number of securities being registered on this registration statement. See Item 501(b) of
         Regulation S-K.
       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Industrial Applications and
                                                                Services
cc:      Andy Tucker